FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                   08 May 2006


                               File no. 0-17630


                       Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer


CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Declan W. Doyle


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Declan W. Doyle


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Declan W. Doyle                                     187,353
AC Employee Benefit Trustees Limited                1,814


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

42


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

189,167


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Jan Maarten de Jong


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jan Maarten de Jong


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Bank of Ireland Nominees Limited


8. State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

23


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,072


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Thomas W. Hill


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Thomas W. Hill


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Aurum Nominees Limited                 44,308
National City Nominees Limited         21,726
Thomas William Hill                     5,855
Vidacos Nominees Limited                6,577


8. State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

485


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

78,466


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

David M. Kennedy


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Director & Spouse


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

David M. Kennedy & Una Kennedy



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David M. Kennedy                            53,544
Una E. Kennedy                               2,818
David M. Kennedy & Patricia Kennedy          9,250


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

437


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)


-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

- Director/Spouse        56,362
- As Trustee              9,250


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Kieran McGowan


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Kieran McGowan


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

61


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,883


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Patrick J. Molloy


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Patrick J. Molloy


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Patrick J. Molloy


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

103


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,294


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.



1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

William I. O'Mahony


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O'Mahony


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William I. O'Mahony                         418,294
Arnolda L. O'Mahony                         242,057
AC Employee Benefit Trustees Limited          1,814


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

15


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

662,165


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/secretary

Angela Malone


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Angela Malone


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Angela Malone                                 26,578
AC Employee Benefit Trustees Limited           1,771


8. State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

220


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

28,349


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules


3. Name of person discharging managerial responsibilities/director

Jack Golden


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jack Golden                                   7,893
AC Employee Benefit Trustees Limited          1,813


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

77


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed




12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,706


16. Date issuer informed of transaction

8th May 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules


3. Name of person discharging managerial responsibilities/director

Albert Manifold


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Albert Manifold                                 1,444
AC Employee Benefit Trustees Limited            1,813


8 State the nature of the transaction

Scrip Dividend


9. Number of shares, debentures or financial instruments relating to shares acquired

27


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed




12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

EUR28.48


14. Date and place of transaction

8th May 2006; Dublin


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,257


16. Date issuer informed of transaction

 8th May 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification

8th May 2006



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  08 May 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director